UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G

                       Under the Securities Exchange Act of 1934
                             (Amendment No. 1  )*



                              Daw Technologies, Inc.
                           ----------------------------
                                (Name of Issuer)

                           Common Stock, $.01 Par Value
                          ------------------------------
                          (Title of Class of Securities)

                                    23922010
                              ---------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     13G

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Ronald W. Daw - SSN:  ###-##-####

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



      NUMBER OF            5   SOLE VOTING POWER
       SHARES                  4,000,551
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
       EACH                    1,246,699
     REPORTING
      PERSON               7   SOLE DISPOSITIVE POWER
       WITH                    1,020,000

                           8   SHARED DISPOSITIVE POWER
                               1,246,699

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
          5,247,250

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          42.7%

12        TYPE OF REPORTING PERSON*
          IN



1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. INDENTIFICATION NOL OF ABOVE PERSON

          Tracey B. Daw


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

3         SEC USE ONLY

4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States



     NUMBER OF             5   SOLE VOTING POWER
       SHARES                  700
    BENEFICIALLY
      OWNED BY             6   SHARED VOTING POWER
         EACH                  2,265,999
     REPORTING
       PERSON              7   SOLE DISPOSITIVE POWER
         WITH                  700

                           8   SHARED DISPOSITIVE POWER
                               2,265,999

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
            REPORTING PERSON
          2,266,999

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*

11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          21.1%

12        TYPE OF REPORTING PERSON*
          IN


Item 1.

      (a)   Name of Issuer:  Daw Technologies, Inc.

      (b)   Address of Issuer's Principal Executive
            Offices:  2700 South 900 West,
            Salt Lake City, Utah 84119


Item 2.

      (a)   Name of Persons Filing:  Ronald W. Daw and
            Tracey B. Daw (the "Reporting Persons")

      (b)   Address of Principal Business Office of
            Ronald W. Daw:  2700 South 900 West,
            Salt Lake City, Utah  84119

            Address of Residence of Tracey B. Daw:
            488 Edindrew Circle, Murray, Utah 84107

      (c)   Citizenship:  United States

      (d)   Title of Class of Securities:  Common Stock,
            $.01 Par Value (the "Common Stock")

      (e)   CUSIP Number:  23922010


Item 3.

            This statement is not filed pursuant to Rule
            13d-1(b) or 13d-2(b).


Item 4.     Ownership

      (a) Amount Beneficially owned by Ronald W. Daw as of 12/31/94: 5,247,250 shares
            Amount Beneficially owned by Tracey B. Daw as of 12/31/94: 2,266,699 shares

      (b)   Percent of Class owned by Ronald W. Daw as
            of 12/31/94:  48.7%
            Percent of Class owned by Tracey B. Daw as
            of 12/31/94:  21.1%

      (c)   Number of shares as to which the Reporting
            Persons have:

            (i)  sole power to vote or to direct the
                 vote:  As of December 31, 1994, Ronald
                 W. Daw had sole power to vote or
                 direct the vote of 4,000,551 shares,
                 which included (a) 770,700 shares
                 owned by Ronald W. Daw, (b) 219,300
                 shares owned by the Ronald Daw Family
                 Limited Partnership, (c) 264,109
                 shares owned by Ryan S. Daw and Shelly
                 W. Daw, 2,602,442 shares owned by J.
                 Weston Daw and 114,000 shares owned by
                 Steven K. Clark, all of which Ronald
                 W. Daw had the sole right to vote, and
                 (d) 30,000 shares underlying an option
                 that was exercisable commencing
                 November 5, 1994.  Tracey B. Daw had
                 sole power to vote or direct the vote
                 of 700 shares, which included 100
                 shares held by Tracey B. Daw and 600
                 shares held by Tracey B. Daw as
                 trustee of the Reporting Persons'
                 children's trusts.

            (ii) shared power to vote or to direct the
                 vote:  As of December 31, 1994, the
                 Reporting Persons shared the power to
                 vote or to direct the vote of
                 1,245,999 shares held by them,
                 jointly.  In addition, Ronald W. Daw
                 may be deemed to share the power to
                 vote or direct the vote of the 700
                 shares held by his spouse,
                 individually and as trustee of the
                 Reporting Persons' children's trusts,
                 and Tracey B. Daw may be deemed to
                 share the power to vote or direct the
                 vote of the 990,000 shares held by
                 Ronald W. Daw and The Ronald Daw
                 Family Limited Partnership and 30,000
                 shares underlying the option held by
                 Ronald W. Daw.

            (iii)      sole power to dispose or to
                       direct the disposition of:  As of
                       December 31, 1994, Ronald W. Daw
                       had sole power to dispose or
                       direct the disposition of
                       1,020,000 shares, which included
                       219,300 shares owned by the
                       Ronald Daw Family Limited
                       Partnership and 30,000 shares
                       underlying an option that was
                       exercisable commencing November
                       5, 1994.

                 Tracey B. Daw had sole power to
                 dispose or direct the disposition of
                 700 shares, including 100 shares held
                 by Tracey B. Daw and 600 shares held
                 by Tracey B. Daw as trustee of the
                 Reporting Persons' childrens' trusts.


            (iv) shared power to dispose or to direct
                 the disposition of:  As of December
                 31, 1994, the Reporting Persons shared
                 the power to dispose or to direct the
                 disposition of 1,245,999 shares held
                 by them, jointly.  In addition, Ronald
                 W. Daw may be deemed to share the
                 power to dispose or to direct the
                 disposition of the 700 shares held by
                 Tracey B. Daw, individually and as
                 trustee of the Reporting Persons'
                 childrens' trusts, and Tracey B. Daw
                 may be deemed to share the power to
                 dispose or to direct the disposition
                 of the 990,000 shares held by Ronald
                 W. Daw and The Ronald Daw Family
                 Limited Partnership and 30,000 shares
                 underlying the option held by Ronald
                 W. Daw.

            The filing of this Schedule 13G shall not be construed as an admission that the Reporting
            Persons, for purposes of Section 13(d) and 13(g) of the Securities Exchange Act of
            1934, are the beneficial owners of all of the securities covered by this Schedule 13G.



Item 5.     Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that as of the date hereof the Reporting
      Persons have ceased to be beneficial owners of more than five percent of the class of securities.


Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person

      Not applicable.


Item 7.     Identification and Classification of the
            Subsidiary Which Acquired the Security Being
            Reported on By the Parent Holding Company

      Not applicable.


Item 8. Identification and Classification of Members of the Group

      Not applicable.


Item 9.     Notice of Dissolution of Group

      Not applicable.


Item 10.    Certification

      Not applicable.

                         SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



DATED:  May  30 , 1996       DATED:  May  30 , 1996



By  /s/ RONALD W. DAW        By  /s/ TRACEY B. DAW
Ronald W. Daw                Tracey B. Daw




                          AGREEMENT

      The undersigned agree that this Amendment No. 1 to Schedule 13G of Ronald W. Daw and Tracey B. Daw relating to shares of Common Stock of Daw
Technologies, Inc. shall be filed on behalf of the undersigned.



By  /s/ RONALD W. DAW              By  /s/ TRACEY B. DAW
Ronald W. Daw                      Tracey B. Daw